Exhibit 99(a)(6)

5835 Peachtree Corners East, Suite D
Norcross, GA 30092

Guided Therapeutics Announces Warrant Exchange Offer

NORCROSS, GA (May 30, 2012) – Guided Therapeutics, Inc., (OTCBB: GTHP) (OTCQB: GTHP), today announced that it has commenced an exchange offer for certain of its outstanding warrants to purchase up to an aggregate of approximately 28.4 million shares of its common stock. The warrants eligible for exchange have an exercise price of $0.65 per share and exercise periods ending on July 26, 2012 or March 1, 2013.

Each eligible warrant is exchangeable for a combination of three classes of new warrants, all of which will be exercisable immediately, but which will have different exercise prices and exercise periods. The first class of new warrants will have a variable exercise price of $0.40 per share if exercised on or before July 15, 2012, $0.45 per share if exercised between July 16, 2012 and August 15, 2012, and $0.50 per share if exercised after August 15, 2012, and an exercise period ending on September 15, 2012, the second class will have an exercise price of $0.65 per share and an exercise period ending on the date that is one year after the end of the exercise period of the corresponding exchanged warrant, and the third class will have an exercise price of $0.80 per share and an exercise period ending on the date that is two years after the end of the exercise period of the corresponding exchanged warrant.

Each holder that tenders an eligible warrant in the exchange offer may elect, in such holder’s discretion, the allocation of shares underlying each class of new warrant, provided that the new warrant from the first class must be exercisable for a minimum of one-third and may be exercisable for up to a maximum of all of the number of shares of common stock for which the exchanged warrant is exercisable, and each of the warrants from the second and third class will be exercisable for one-half of the number of shares of common stock for which the exchanged warrant is exercisable that remain following allocation by the holder of shares to the first class of new warrant. The exchange offer is scheduled to expire on June 27, 2012.

The Company intends to apply any proceeds received in connection with the subsequent exercise of the new warrants to increase inventory of the Company’s LuViva® Advanced Cervical Device to meet current demand for the product, expand its international marketing and sales efforts, continue to seek FDA approval for the LuViva device and begin Phase 2 multicenter clinical trials of a non-invasive test for Barrett’s Esophagus using the same technology platform.

Holders of eligible warrants should read the Tender Offer Statement on Schedule TO, including all exhibits thereto, that the Company has filed with the SEC, because such documents contain important information about the exchange offer. Holders of eligible warrants may obtain the Tender Offer Statement, including all exhibits and any supplements thereto, as well as the Company’s other filings with the SEC, without charge from the SEC’s website, http://www.sec.gov. In addition, holders of eligible warrants may obtain copies of the Offer to Exchange, the documents referred to therein and all other documents related to the exchange offer without charge from the Company by directing requests to the Company at Guided Therapeutics, Inc., 5835 Peachtree Corners East, Suite D, Norcross, Georgia 30092, Attn: Jacque Tapley, or by telephone at (770) 242-8723. Any questions concerning the exchange offer may be directed to the Company as described above.

About Guided Therapeutics

Guided Therapeutics, Inc. (OTCBB: GTHP) (OTCQB: GTHP) is developing a rapid and painless testing platform for the early detection of disease based on its patented biophotonic technology that utilizes light to detect disease at the cellular level. The Company’s first planned product is the LuViva® Advanced Cervical Scan, a non-invasive device used to detect cervical disease instantly and at the point of care. In a multi-center clinical trial, with women at risk for cervical disease, the technology was able to detect cervical cancer up to two years earlier than conventional modalities, according to published reports. Guided Therapeutics has also entered into a partnership with Konica Minolta Opto to develop a non-invasive test for Barrett’s Esophagus using the technology platform. For more information, visit: www.guidedinc.com.

The Guided Therapeutics LuViva® Advanced Cervical Scan is an investigational device and is limited by federal law to investigational use. LuViva, the wave logo and "Early detection, better outcomes" are registered trademarks owned by Guided Therapeutics, Inc.

Forward-Looking Statements Disclaimer: A number of the matters and subject areas discussed in this news release that are not historical or current facts deal with potential future circumstances and developments. The discussion of such matters and subject areas is qualified by the inherent risks and uncertainties surrounding future expectations generally and also may materially differ from Guided Therapeutics’ actual future experience involving any of or more of such matters and subject areas. Such risks and uncertainties include those related to the exchange offer, as described in the Offer to Exchange, as well as those related to: the early stage of products in development, the uncertainty of market acceptance of products, the uncertainty of development or effectiveness of distribution channels, the intense competition in the medical device industry, the uncertainty of capital to develop products, the uncertainty of regulatory approval of products, dependence on licensed intellectual property, as well as those that are more fully described from time to time under the heading “Risk Factors” in Guided Therapeutics’ reports filed with the SEC, including Guided Therapeutics’ Annual Report on Form 10-K for the fiscal year ended December 31, 2011, and subsequent quarterly reports.

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Contacts:

Investors: Alison Ziegler, Cameron Associates, 212-554-5469

Bill Wells, Guided Therapeutics, 770-242-8723 Ext. 241